Exhibit 3.1

AMENDMENT TO THE

BYLAWS

OF

GLEACHER & COMPANY, INC.

(Effective March 26, 2013)

Pursuant to resolutions of the Board of Directors dated March 26, 2013, and Section 7.9(b) of the Bylaws, the Bylaws are hereby amended as follows.

Section 3.6.2 of the Bylaws, entitled “Special Meetings,” is hereby re-designated as Section 3.6.3 and amended to read as follows:

3.6.2 Special Meetings

Special meetings may be called at any time by any of the following means:  by the Chairman of the Board, by the Chief Executive Officer, by the President, by the Secretary, by resolution of the Board of Directors or, if the position of Chairman of the Board is vacant, by the Lead Independent Director of the Board. Special meetings shall be held at such places as shall be fixed by the person or persons calling the meeting and stated in the notice or waiver of notice of the meeting.

Special meetings of the Board of Directors shall be held upon notice to the directors. Notice of a special meeting need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Unless waived, notice of each special meeting of the Board of Directors, stating the time and place of the meeting, shall be given to each director by delivered letter, by telegram or by personal communication either over the telephone, by electronic communication or otherwise, in each such case not later than the second day prior to the meeting, or by mailed letter deposited in the United States mail with postage thereon prepaid not later than the seventh day prior to the meeting. Notices of special meetings of the Board of Directors and waivers thereof need not state the purpose or purposes of the meeting.

Sections 3.6.3, 3.6.4 and 3.6.5 of the Bylaws are hereby re-designated as Sections 3.6.4, 3.6.5 and 3.6.6, respectively.

BY ORDER OF THE BOARD OF DIRECTORS